SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 29)

American Income Fund, Inc.
(MRF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

02672T109
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2002
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

(Page 1 of 5 pages)
There are no Exhibits.











ITEM 1	Security and Issuer
		Common Stock
		American Income Fund
		US Bancorp, Piper Jaffray
       800 Micollet Mall
       Mail St# J1012057
		Minneapolis, MN   55402-7020
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years non-of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of MRF
		on behalf of accounts that are managed by KIM (?the Accounts?) under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
       KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of MRF fit the investment guidelines for various
		Accounts.  Shares have been acquired since December 13, 1993.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 506,160 shares, which represents 5.35% of the outstanding Shares.  Sophie P. Karpus,
(Director of KIM) presently owns 297 shares purchased on November 24,
1998 at a price of $8.68 per share and sold on April 24, 2001 at $9.10 per share (328 shares), November 21 at $8.67 (50 shares) and at $8.66
100 shares), and February 4, 2002 at $8.78 (22 shares).  Karpus
Investment Management  Profit Sharing Plan presently owns 727 shares purchased on July 31, 2000 at a price of $7.6875 per share
(100 shares), August 14, 2000 at $7.75 per share (150 shares), October
17 at $8.088 per share (100 shares), October 18 at $8.0741 per share
(100 shares) and at $8.0625 per share (100 shares), October 25 & 31,
2000 at $8.0625 per share (125 shares), November 30, 2000 at $8.0625 per share (100 shares), and March 29, 2001 at 8.52 (500 shares) and sold April 24, 2001 at $9.10 per share (523 shares) and sold August 14,
2002 at $8.51 (50 shares).  Dana R. Consler currently owns 319 shares purchased on October 17, 2000 at $8.09 (100 shares), October 31 at $8.06
(25 shares), and January 11, 12, 23, & 24, 2001 at $8.25 (670 shares) and sold on April 24 at $9.10 (326 shares), August 26, 2002 at $8.50 (50 shares), August 30 at $8.53 (50 shares) and September 16 at $8.64 (50
shares).   None of the other Principals presently owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on December 13, 1993 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period unless indicated.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
8/5/2002
-300
8.50

9/3/2002
-2700
8.56
8/6/2002
-5200
8.50

9/4/2002
-5300
8.57
8/8/2002
-2000
8.50

9/5/2002
-5500
8.59
8/12/2002
800
8.36

9/9/2002
-3500
8.62
8/14/2002
-3400
8.52

9/10/2002
-1300
8.60
8/15/2002
-2100
8.52

9/11/2002
-4400
8.60
8/16/2002
-900
8.52

9/12/2002
-13700
8.61
8/19/2002
-500
8.52

9/13/2002
-300
8.64
8/20/2002
-2400
8.52

9/16/2002
-5700
8.64
8/22/2002
-5000
8.50

9/17/2002
-8300
8.66
8/23/2002
-100
8.50

9/20/2002
-1800.00
8.64
8/26/2002
-16400
8.50

9/23/2002
-4600.00
8.64
8/27/2002
-5700
8.51

9/24/2002
-300.00
8.66
8/28/2002
-500
8.51

9/27/2002
-2600.00
8.66
8/29/2002
-5858
8.51

9/30/2002
-900.00
8.66
8/30/2002
-26000
8.54




       The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of MRF
		securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable.






Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.



October 10, 2002 		        		 By:________________________
          Date						        Signature
               George W. Karpus, President
       Name/Title